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                                                                       Exhibit 9

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


---------------------------------------x
                                       :
PHYLLIS FREIMAN,                       :
                                       :
                  Plaintiff,           :
         v.                            :
                                       :
SIDNEY R. KNAFEL, DEL MINTZ, ALAN J.   :     C.A. No. 16866
PATRICOF, WILLIAM B. GINSBERG,         :
J. BARCLAY KNAPP, WARREN POTASH, and   :
CELLULAR COMMUNICATIONS                :
INTERNATIONAL, INC.,                   :
                                       :
                  Defendants.          :
                                       :
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                             CLASS ACTION COMPLAINT

      Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

      1. Plaintiff has been the owner of the common stock of Cellular Communications International, Inc., ("CCIL" or the "Company") since prior to the transaction herein complained of and continuously to date.

      2. Defendant CCIL is a corporation duly organized and existing under the laws of the State of Delaware. The Company acquires ownership interests in overseas cellular telephone systems in partnership with other companies.

      3. Defendant William B. Ginsberg is President, Chief Executive Officer and a Director of CCIL.


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      4. Defendant J. Barclay Knapp is Chief Operating Officer and a Director of
CCIL.

      5. Defendants Sidney R. Knafel, Del Mintz, Alan J. Patricof and Warren Potash are Directors of CCIL.

      6. The Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of CCIL and owe them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

      7. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interests, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

      8. This action is properly maintainable as a class action because:

            (a) The class is so numerous that joinder of all members is impracticable. As of April 14, 1998, there were approximately 16,516,970 shares of CCIL common stock outstanding owned by hundreds, if not thousands, of record and beneficial holders;

            (b) There are questions of law and fact which are common to the class including, INTER ALIA, the following: (i) whether defendants have breached their fiduciary and other common



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law duties owed by them to plaintiff and the members of the class; and (ii)
whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

            (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

            (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

            (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS

      9. CCIL's recent operating results have been exceptional. On August 13, 1998, CCIL issued a press release announcing its operating results for the second quarter ended



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June 30, 1998. "Equity in net income (loss) of Omnitel [Omnitel-Sistemi
Radiocellulari Italiani S.p.A] for the second quarter increased to income of $11,828,000 from a loss of $1,475,000. The change is due to the change in Omnitel's share of OPI's [Omnitel Pronto Italia S.p.A.] net income (loss) to income of $80,735,000 from a loss of $9,456,000. OPI's net income (loss) changed to income of $115,393,000 from a loss of $16,529,000 as a result of a 137 percent increase in operating revenue with only a 94 percent increase in operating expenses." CCIL's results for the third quarter ended September 30, 1998 were also impressive. According to a Company press release dated November 13, 1998 "Equity in net income of Omnitel for the third quarter increased to $15,197,000 from $984,000. The increase is due to the increase in Omnitel's equity in net income of OPI to $103,749,000 from $6,593,000. OPI's net income increased to $148,276,000 from $9,392,000 as a result of a 147% increase in operating revenues with only a 104% increase in operating expenses."

      10. Commenting on CCIL's most recent results, defendant Ginsberg stated "OPI has been able to achieve such excellent results due to the rapid growth of its customer base and its low costs to acquire and service new subscribers. After less than three years in operation, OPI announced that it had approximately 5,000,000 subscribers at the end of the third quarter compared to 2,460,000 subscribers at the end of 1997. According to industry estimates, OPI's incremental share of the



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Italian wireless market continues to climb, with its total market share approaching 28% at the end of the third quarter."

      11. However, CCIL's extraordinary results have not been adequately reflected in the market price of its common stock. Given CCIL's strong financial performance, its prospects for future growth and expansion are substantial, and the intrinsic value of CCIL is far greater than that reflected in the market price of CCIL's common stock.

OLIVETTI AND MANNESMANN ACT TO ACQUIRE CCIL

      12. On December 11, 1998, CCIL, Olivetti S.p.A. ("Olivetti") and Mannesmann AG ("Mannesmann") accounted that they had entered into a definitive merger agreement whereby Olivetti and Mannesmann will acquire, through Kensington Acquisition Sub, Inc., all of the outstanding shares of CCIL in a transaction valued at $1.4 billion. Under the terms of the transaction as presently proposed, Olivetti and Mannesmann will commence a cash tender offer for all of CCIL's outstanding common shares at a price of $65.75 per share. The tender offer will be followed by a merger in which any untendered shares of CCIL will be acquired for $65.75 in cash. The proposed acquisition price represents a mere 6 percent premium over the closing price for CCIL stock the day before the proposed transaction was announced.

      13. CCIL's primary asset is an indirect stake of 10.3% in Omnitel-Pronto Italia S.p.A. ("Omnitel"). Omnitel is Italy's second largest mobile phone operator with over 5 million subscribers. Olivetti and Mannesmann, through their joint venture Oliman Holding B.V., indirectly own 40% of Omnitel.



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Thus, Olivetti and Mannesmann's acquisition of CCIL will give them control of
Omnitel.

      14. Reaction to the announcement of the proposed transaction has been decidedly negative. On the day the proposed transaction was announced, CCIL shares traded as high as $70 per share. CCIL shares traded at $67-1/8 on December 23, 1998, well above the price contemplated by the proposed transaction. Furthermore, shareholders have been sharply critical of the price. On December 14, 1998, BLOOMBERG reported the following concerning a conference call between management and investors:

      Many shareholders suggested during the call they aren't likely to accept the proposal.

      "This just doesn't make sense," said Robert Gensler, whose T. Rowe Price fund owns about 1.5 percent of CCI. "I am confused about the price. The Growth is tremendous, and you are selling at very low multiples and a very low price for subscriber."

      Another investor, James Rasteh, a fund manager at the Sierra Global Management hedge fund in New York, said before the call he won't sell his CCI stock for less than $80.

      "It is ridiculous that management has accepted the offer as it's horrendously low, based on the fair value and the multiples of the competitors," he said.

      15. On or about December 17, 1998, Defendants filed with the United States Securities and Exchange Commission a Solicitation/Recommendation Statement on 14D-9 (the "14D-9") purportedly describing, INTER ALIA, the proposed transaction, the history of the negotiations between the companies, the opinion of CCIL's financial advisor and certain other purportedly relevant information. The 14D-9 was apparently mailed to CCIL shareholders shortly thereafter.



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THE 14D-9 FAILS TO DISCLOSE MATERIAL INFORMATION

      16. Neither the 14D-9 nor the Offer to Purchase on Schedule 14D-1 (the "14D-1") provide any information regarding CCIL's projected earnings and/or prospects, although Olivetti and Mannesmann certainly had access to confidential information regarding the Company's business and prospects. This information is vital to the ability of CCIL shareholders to properly evaluate the $65.75 per share buy-out price. Indeed, in the section titled "Reasons for the Transaction; Factors Considered by the Board," the 14D-9 explicitly states that the CCIL Board considered "the expected trading prices [for CCIL's common stock] for the foreseeable future" and "Omnitel's rapid growth in the past and the Company's view of Omnitel's future," in recommending that CCIL shareholders tender their shares. However, this information has not been shared in any fashion with CCIL shareholders.

THE INCOMPLETE DESCRIPTION OF THE FINANCIAL ADVISOR'S ANALYSES

      17. Attached to the 14D-9 is a letter dated December 14, 1998 from Wasserstein Perella & Co. ("Wasserstein Perella") to CCIL's Board of Directors (the "fairness opinion") opining that the proposed transaction is fair to CCIL shareholders from a financial point of view. The fairness opinion recites a litany of various documents relied on by Wasserstein Perella in rendering the fairness opinion, including "certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of



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the Company." Yet none of this information is provided to shareholders or accounted for in the fairness opinion.

      18. Neither the 14D-9 nor the fairness opinion contains a discussion of the various financial analyses presumably performed by Wasserstein Perella. The 14D-9 and the fairness opinion are silent with respect to what valuation methodologies were employed by Wasserstein Perella in rendering its fairness opinion so that shareholders cannot determine whether there was any deviation from standardized investment banking practices. Accordingly, CCIL shareholders cannot determine from these materials what the intrinsic value of the shares is and why the proposed acquisition by Olivetti and Mannesmann is preferable to alternatives or is fair.

      19. Under the terms of the engagement letter between CCIL and Wasserstein Perella, Wasserstein Perella is to be paid $2 million for rendering the fairness opinion plus an additional $8 million that is wholly contingent on the proposed transaction being consummated. The proposed fee structure undermines the integrity of the fairness opinion on which CCIL shareholders are being asked to rely.

      20. In order to coerce CCIL stockholders into tendering their shares in the tender offer and to prevent the Company from "shopping" for the best possible transaction for the Company's shareholders, the Individual Defendants have agreed to termination provisions that would render it prohibitively expensive for anyone else to acquire the Company. The merger agreement provides for the payment of $43 million to Olivetti and



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Mannesmann by the Company in case the merger agreement is terminated.
Additionally, the Merger Agreement grants Olivetti and Mannesmann the option to purchase 4,338,133 newly issued shares (or up to 19.9% of the Company's outstanding stock) at a price of $65.75 per share (the "Lockup Option").

      21. The Lockup Option and termination provisions were intended solely to discourage competing bidders and serve no legitimate purpose of the Company. The Lockup Option and the termination fees constitute a breach of the Individual Defendants' fiduciary duties in that the CCIL Board failed to obtain a substantial benefit for CCIL stockholders in exchange for agreeing to these provisions. These provisions are intended to be used to secure a final, best and highest bid after a full auction. However, the proposed acquisition price represents a mere 6 percent premium to the closing price of CCIL stock the day before the proposed transaction was announced.

      22. Additionally, certain Company insiders and other large shareholders, who collectively own 2.36 million shares, or 11.7% of the outstanding common stock, have entered into a "Stockholders Agreement" with Olivetti and Mannesmann. Pursuant to the Stockholders Agreement, these stockholders have agreed to tender their shares, and have granted Olivetti and Mannesmann an irrevocable proxy to vote their shares in favor of the merger and other transactions contemplated by the merger agreement and against any proposed acquisition or merger of the Company with another party. As structured, the Stockholders Agreement



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penalizes any competing buyout proposal which would enhance or maximize shareholder value.

THE INDIVIDUAL DEFENDANTS FAILED
TO ACT IN AN INFORMED MANNER AND
TO MAXIMIZE SHAREHOLDER VALUE

      23. By entering into the agreement with Olivetti and Mannesmann, the CCIL Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the CCIL shareholders.

      24. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of CCIL's highest transactional value.

      25. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of CCIL. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to CCIL's public shareholders.

      26. The Individual Defendants' fiduciary obligations under these circumstances require them to:


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            (a) Undertake an appropriate evaluation of CCIL's net worth as a merger/acquisition candidate; and

            (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for CCIL's public shareholders.

      27. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Olivetti and Mannesmann without making the requisite effort to obtain the best offer possible.

      28. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of CCIL's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of CCIL common stock.

      29. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

            (a) The intrinsic value of CCIL's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

            (b) The merger price does not offer an adequate premium to CCIL shareholders in that CCIL shares traded as high as $65.50 within the past 30 days and since Olivetti and



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Mannesmann will be obtaining control of the Omnitel as a result of the transaction;

            (c) The merger price is not the result of an appropriate consideration of the value of CCIL because the CCIL Board approved the proposed merger without undertaking steps to accurately ascertain CCIL's value through open bidding or at least a "market check mechanism"; and

            (d) By entering into the agreement with Olivetti and Mannesmann, the Individual Defendants have allowed the price of CCIL stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of CCIL stock.

      30. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

      31. Plaintiff and other members of the Class have no adequate remedy at law. WHEREFORE, plaintiff and members of the Class demand judgment against defendants as follows:

            a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

            b. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;



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            c.    In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

            d. Awarding compensatory damages arising from the proposed transaction against defendants, individually and severally, in the amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law;

            e. Awarding plaintiff her costs and disbursements and reasonable allowances for fees of plaintiff's counsel and experts and reimbursement of expenses; and

            f. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.

Dated: December 28, 1998

                               ROSENTHAL, MONHAIT, GROSS
                               & GODDESS, P.A.


                               By:
                                      ---------------------------------------
                                      Kevin Gross, Esquire (Del. Bar No. 209)
                                      Suite 1401, Mellon Bank Center
                                      P.O. Box 1070
                                      Wilmington, DE  19899-1070
                                      (302) 656-4433
                                      Attorneys for Plaintiff


OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 40th Street
New York, NY  10016
(212) 779-1414